12G Exemption 82-3480

04046267

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED SEPTEMBER 30, 2004

SUPPL

11/30

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2004

1.1 Date of Report: October 26, 2004

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, and a minor interest in a gas well in Alberta. Both holdings are discussed in detail below.

As of September 30, 2004, the Company had net working capital of $2,033,079. In addition, the Company holds securities with a market value of $1,766,227. Working capital on hand at the most recent year end, December 31, 2003, was $2,146,540, and the value of the Company's market securities was $1.5 million.

During the first quarter, the Company commenced a diamond drilling program on its Lynn Lake gold project. Expenditures during the first quarter were $276,658; $200,441 during the second quarter and an additional $37,090 was expended during the third quarter. $53,250 was received from the Manitoba government for a Mineral Exploration Assistance Program that was applied against the exploration expenditures

Description of the Company's Properties

Lynn Lake, Manitoba

The Company holds 31 contiguous mining claims ("the Property") with a total area of 5,210 hectares. The Property is located approximately 13 kilometres northwest of the Town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Ground access is limited to the western end of the Property during the summer months and to the eastern end when lakes and rivers are adequately frozen during the winter months.

The claims were acquired by staking, 26 of them in February of 2003 with five additional claims added later.

Under the Manitoba Mineral Act claims are held in good standing for two years from the date of staking without work being applied. For the following nine years, the cost to retain a mining claim is $12.50/hectare/year in the form of assessment work or payment in lieu of work. This increases to $25.00/hectare/year after 11 years. The Company has recorded $676,986 of work on the claims, equivalent to 10 years of assessment over the entire 5,210 hectares.

Considerable work was completed on the Property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004.

1.2 *Nature of Business and Overall Performance (Continued)*

Description Of Company's Properties (Continued)

Lynn Lake, Manitoba (Continued)

During the course of the 2003 summer and fall exploration program, the Company conducted an extensive review of all available Manitoba government information databases concerning the Lynn Lake Property and adjoining areas. The Company also carried out a high-resolution airborne geophysical survey and investigated diamond drill core from previous drilling on the Property that was collected and retained in a Manitoba governmental core library. Old trenches were reopened and several areas were stripped where the overburden was sufficiently sparse for rock identification and sampling. An induced-polarization survey conducted by SherrGold Inc. in the late 1980's was reviewed to facilitate target selection. Finally, it carried out an extensive and intense geological survey of the Property.

The winter program consisted of 19 diamond drill holes that tested 16 separate geophysical targets within the 16 kilometre long Property.

The first area tested was the eastern portion of the Property which was selected because it is the least accessible during the summer months. A number of geophysical targets were evaluated and the presence of thinly-bedded iron formation was confirmed in several holes. The Company considers this highly encouraging for future exploration work because the MacLellan Mine at Lynn Lake is hosted in iron formation but in a much thicker sequence.

A total of 12 holes were drilled on the eastern side of the Property near Arbor Lake and the Hughes River. These holes ranged in depth from 100 to approximately 250 metres. Although economic quantities of gold were not encountered in these particular holes, minerals associated with gold values elsewhere in the Lynn Lake mining camp were frequently evident in drill core.

The final phase of drill program took place on the western portion of the Property about two kilometres from the MacLellan Mine which is hosted in the fold-thickened portion of an extensive iron formation.

According to the Company's project geologist, P.J. Chornoby, P.Geo.: "The drill holes intersected lithologies characteristic of the Agassiz Metallotect including sedimentary, intrusive and volcanic rocks that have been subjected to multiple periods of deformation and metamorphosed to middle amphibolite grade".

"Extensive and intense alteration (carbonatization, silicifaction and sulphidization) and mineralization (iron oxide and iron sulphide) were commonly observed along with local minor concentrations of chalcopyrite, sphalerite, arsenopyrite and scheelite. The 975 samples submitted for gold and silver assay indicated narrow (<1.0 m) sub-economic levels of gold enrichment (generally <1 g/t) typically associated with or adjacent to higher concentrations of sulphide including sulphide bearing iron oxide."

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2004

1.2 *Nature of Business and Overall Performance (Continued)*

Description Of Company's Properties (Continued)

Lynn Lake, Manitoba (Continued)

"Diamond drill hole T-11 is considered atypical in that it intersected a multiple phase granodiorite intrusion containing a 4.50 metre (core length) shear characterized by biotite schist, quartz veining, low sulphide content and elevated gold values ranging from 90 ppb to 390 ppb."

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 metres at a cost of $675,000.

Claymore/Bonnie Glen Gas Project

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area of Alberta. The property was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The operator, Mayfair Energy Ltd. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

After some initial startup problems, current production has reached approximately one million cubic feet per day, a rate that is believed sustainable for some time to come. Production is being taken from two zones in the Ellerslie formation.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement, Fairborne will attempt to complete a well in the formation during 2004.

Reference is made to the accompanying unaudited financial statements for the 9 months ended September 30, 2004 regarding revenue received and in particular to the consolidated statements of income and deficit.

1.2 *Nature of Business and Overall Performance (Continued)*

Other Assets

The Company continues to hold the following corporate shares valued as of September 30, 2004:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Resource Stocks pursuant to property sales			
Atacama Minerals Corp.	1,799,800	$ 1,076,497	$ 899,900
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	120,000	51,750
Resource stocks purchased by private placements			
Miramar Mining Corp.	100,000	65,934	160,000
Compliance Energy Corp.	122,946	35,000	63,932
Rare Element Resources Ltd.	527,272	175,000	140,636
Majestic Gold Corp.	1,000,000	100,000	450,000
Total		$ 1,572,431	$ 1,766,218

1.3 *Selected Annual Information*

Not applicable.

1.4 *Results of Operations*

The Company incurred a net loss of $144,628 for the three months ended September 30, 2004 compared to a net gain of $65,817 for the three months ended September 30, 2003. The main reason for the difference was a gain on sale of investments of $103,356 in the three months ended September 30, 2003 and recognizing stock based compensation expense in the three months ended September 30, 2004. For the three months ended September 30, 2004, the Company had gas revenue of $33,729 while no gas revenues accrued in the three months ended September 30, 2003.

Expenses for the three months ended September 30, 2004 increased by $134,380 over the three months ended September 30, 2003. The increase is comprised mainly of depletion and stock based compensation.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2004

1.4 *Results of Operations (Continued)*

The Company incurred a net loss of $235,454 for the nine months ended September 30, 2004 compared to a net gain of $44,969 for the nine months ended September 30, 2003. The main reasons for the difference were a gain on sale of investments of $169,970 for the 2003 period and stock compensation expense of $149,811 for the 2004 period.

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	DECEMBER 31 2003	MARCH 31 2003	JUNE 30 2004	**SEPTEMBER 30 2004**
Total revenues	$ 14,759	$ 23,880	$ 41,771	**$ 36,725**
Net income (loss) for the period	$ (395,194)	$ (53,788)	$ (37,038)	**$ (144,628)**
Basic and diluted net income (loss) per share	$ (0.01)	$ (0.003)	$ (0.002)	**$ (0.007)**

	QUARTER ENDED			
	DECEMBER 31 2002	MARCH 31 2003	JUNE 30 2003	SEPTEMBER 30 2003
Total revenues	$ 3,942	$ 4,829	$ 5,061	$ 9,404
Net income (loss) for the period	$ (38,317)	$ 56,084	$ (76,932)	$ 65,817
Basic and diluted net income (loss) per share	$ (0.01)	$ (0.003)	$ (0.005)	$ (0.004)

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $2,033,079 which is sufficient for its current needs.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the period ended September 30, 2004, the Company paid $21,000 to a company associated with a director for consulting and office services.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2004

1.10 *Third Quarter*

Third quarter results differed, in large measure, from the same period in the prior year as a result of the Company's entry into the oil and gas sector, a gain on sale of investments of $103,356 in the 2003 period and stock based compensation expense of $129,000 in the 2004 period.

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash, short term deposits, accounts receivable, accounts payable and accrued liabilities.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 7 to the September 30, 2004 unaudited financial statements.

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004
(Unaudited – see Notice to Reader)

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the consolidated balance sheet of Trans America Industries Ltd. as at September 30, 2004 and the consolidated statements of income and deficit, and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada — "Morgan & Company"

October 26, 2004 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited – see Notice to Reader)

	SEPTEMBER 30 2004	DECEMBER 31 2003
ASSETS		
Current		
Cash and short term deposits	**$ 2,057,476**	$ 2,013,229
Accounts receivable	**20,543**	90,918
Prepaid expense	**-**	65,421
	2,078,019	2,169,568
Investments (Note 3)	**1,572,540**	1,572,540
Capital Assets (Note 4)	**2,864**	3,456
Oil And Gas Property (Note 5)	**83,251**	90,780
Mineral Properties And Deferred Exploration Expenditures (Note 6)	**767,604**	306,665
	$ 4,504,278	$ 4,143,009
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 44,940**	$ 23,028
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	**10,406,191**	9,878,562
Contributed Surplus	**475,679**	428,497
Deficit	**(6,422,532)**	(6,187,078)
	4,459,338	4,119,981
	$ 4,504,278	$ 4,143,009

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED SEPTEMBER 30 2004	2003	NINE MONTHS ENDED SEPTEMBER 30 2004	2003
Revenue				
Interest	$ 7,388	$ 9,404	$ 25,480	$ 19,294
Gas sales	33,729	-	92,021	-
Royalties	(4,392)	-	(15,125)	-
	36,725	9,404	102,376	19,294
Expenses				
Depletion	5,749	-	13,970	-
Depreciation	197	259	591	778
Management and consulting fees	22,000	21,000	67,000	63,579
Office facilities and services	8,582	8,770	33,049	28,786
Oil and gas property operating expenses	3,326	-	20,792	1,242
Professional fees	4,250	6,953	11,987	16,388
Regulatory fees	600	3,450	12,238	14,253
Shareholder communication	-	(163)	349	2,200
Stock based compensation (Note 7)	129,000	-	149,811	-
Transfer agent	643	789	6,759	4,746
Travel and promotion	7,006	5,915	21,284	12,323
	181,353	46,973	337,830	144,295
Loss Before The Following	(144,628)	(37,569)	(235,454)	(125,001)
Gain (Loss) On Sale Of Investments	-	103,386	-	169,970
Net Income (Loss) For The Period	(144,628)	65,817	(235,454)	44,969
Deficit, Beginning Of Period	(6,277,904)	(5,857,701)	(6,187,078)	(5,836,853)
Deficit, End Of Period	$ (6,422,532)	$ (5,791,884)	$ (6,422,532)	$ (5,791,884)
Basic And Diluted Earnings (Loss) Per Share	$ (0.007)	$ 0.004	$ (0.012)	$ 0.003
Weighted Average Number Of Shares Outstanding	20,292,912	17,939,317	19,904,634	17,126,062

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2004	2003	2004	2003
Cash Flows From Operating Activities				
Net income (loss) for the period	$ (144,628)	$ 65,817	$ (235,454)	$ 44,969
Add (Deduct): Items not involving cash:				
Depletion	5,749	-	13,970	-
Depreciation	197	259	592	778
Stock based compensation	129,000	-	149,811	-
Gain on sale of investments	-	(103,386)	-	(169,970)
	(9,682)	(37,310)	(71,081)	(124,223)
Change in non-cash operating working capital items:				
Accounts receivable	24,131	(3,885)	70,375	(12,273)
Prepaid expense	-	1,500	65,421	-
Accounts payable and accrued liabilities	33,993	(2,258)	21,912	5,290
	48,442	(41,953)	86,627	(131,206)
Cash Flows From Financing Activities				
Proceeds from disposal of investments	-	602,055	-	1,214,245
Issue of share capital	125,000	292,500	425,000	617,500
	125,000	894,555	425,000	1,831,745
Cash Flows From Investing Activities				
Oil and gas property	(4,086)	(6,876)	(6,441)	(11,562)
Mineral properties and deferred exploration expenditures	16,160	(185,198)	(460,939)	(271,403)
	12,074	(192,074)	(467,380)	(282,965)
Increase In Cash And Short Term Deposits	185,516	660,528	44,247	1,417,574
Cash And Short Term Deposits, Beginning Of Period	1,871,960	1,447,700	2,013,229	690,654
Cash And Short Term Deposits, End Of Period	$ 2,057,476	$ 2,108,228	$ 2,057,476	$ 2,108,228

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004
(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd. - an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Capital Assets

Capital assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable, accounts payable and accrued liabilities, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the "treasury stock method" in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

h) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends a fair value based method of accounting for compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earning per share as if the fair value method had been adopted.

2. ***SIGNIFICANT ACCOUNTING POLICIES*** *(Continued)*

h) Stock Based Compensation (Continued)

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective January 1, 2003, using the prospective application transitional provision. Therefore, effective January 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

i) Future Income Taxes

The Company has adopted the requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

j) Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

k) Oil and Gas Property

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized. Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells and direct exploration salaries and related benefits.

Depletion and depreciation of the capitalized costs are computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants. The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower cost or estimated market value of unproved properties.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004
(Unaudited – see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions. Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

3. INVESTMENTS

a) Long term investments comprise:

	SEPTEMBER 30 2004	DECEMBER 31 2003
Atacama Minerals Corp., at cost – 1,799,800 common shares (2003 – 1,799,800 common shares) (quoted market value $899,900; 2003 - $989,890)	**$ 1,076,497**	$ 1,076,497
Other portfolio investments, at lower of cost or written down values (quoted market value $866,327; 2003 - $1,100,359)	**496,043**	496,043
	$ 1,572,540	$ 1,572,540

4. CAPITAL ASSETS

	SEPTEMBER 30 2004	DECEMBER 31 2003
Office equipment	**$ 17,105**	$ 17,105
Computer equipment	**6,269**	6,269
	23,374	23,374
Less: Accumulated depreciation	**(20,510)**	(19,918)
Net book value	**$ 2,864**	$ 3,456

5. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring a 6.0% joint operating interest.

	SEPTEMBER 30 2004			DECEMBER 31 2003
	COST	DEPLETION	NET BOOK VALUE	NET BOOK VALUE
Oil and gas property	$ 97,861	$ 14,610	$ 83,251	$ 90,780

6. MINERAL PROPERTIES

The Company has paid $891,958 for staking and for preliminary exploration work on 27 mineral claims in the Lynn Lake area of Manitoba. The Company received a grant from the Province of Manitoba for $124,354, which was applied against these exploration expenditures.

7. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2002	16,312,143	$ 9,171,062
Shares issued for cash pursuant to private placements	1,650,000	542,500
Shares issued on exercise of options	1,100,000	165,000
Income tax benefits renounced with respect to flow-through shares issued	-	(94,000)
Drawdown of future income tax liabilities resulting from exploration expenditures renounced to investors	-	94,000
Balance, December 31, 2003	19,062,143	9,878,562

7. SHARE CAPITAL (Continued)

b) Issued (Continued)

	NUMBER OF SHARES	AMOUNT
Shares issued on exercise of warrants	1,000,000	$ 300,000
Income tax benefits renounced with respect to flow-through shares issued	-	(107,000)
Drawdown of future income tax liabilities resulting from exploration expenditures renounced to investors	-	107,000
Shares issued on exercise of options	500,000	125,000
Stock options exercised	-	102,629
Balance, September 30, 2004	20,562,143	$ 10,406,191

c) Options Outstanding

As at September 30, 2004, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE
600,000	$ 0.35	December 9, 2008
50,000	$ 0.35	January 6, 2009
550,000	$ 0.35	August 18, 2009

A summary of changes in stock options for the period ended September 30, 2004 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	1,100,000	$ 0.30
Granted	600,000	0.35
Exercised	(500,000)	(0.25)
Balance, September 30, 2004	1,200,000	$ 0.35

7. **SHARE CAPITAL** (Continued)

c) Options Outstanding (Continued)

On August 18, 2004, the Company repriced the following outstanding stock options:

NUMBER OF OPTIONS	ORIGINAL EXERCISE PRICE	NEW EXERCISE PRICE	EXPIRY DATE
550,000	$ 0.56	$ 0.35	December 9, 2008
50,000	$ 0.56	$ 0.35	January 6, 2009

All other terms of the options remain unchanged.

An additional $22,000 of stock based compensation expense was recognized by the Company at the time of repricing.

8. **STOCK BASED COMPENSATION**

The Company has prospectively adopted the fair value based method for employee and non-employee awards according to the CICA Handbook Section 3870. Any consideration paid by the option holders to purchase shares is credited to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

Expected life	3
Risk free interest rate	3%
Expected volatility	112%
Dividend yield	0%

The Company has recognized stock option expenses of $149,811 during the nine months ended September 30, 2004 for its stock based compensation plan. This amount was also recorded as contributed surplus on the balance sheet.

9. **RELATED PARTY TRANSACTION**

During the period ended September 30, 2004, the Company incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $63,000 (2003 - $21,000) from a company with which a director is associated.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Murray Seitz: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032